September 28, 2012

VIA EDGAR

Kimberly A. Browning, Esq.

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The SteelPath MLP Funds Trust:
SteelPath MLP Select 40 Fund
SteelPath MLP Alpha Fund
SteelPath MLP Income Fund
SteelPath MLP Alpha Plus Fund
SteelPath MLP and Infrastructure Debt Fund
(File Nos. 333-163614 and 811-22363)
Responses to Comments on the Preliminary Proxy Statement Filed on Schedule 14A

Dear Ms. Browning:

The following are responses to the comments that we received from you by telephone on September 24, 2012, and September 26, 2012, regarding the preliminary proxy statement for The SteelPath MLP Funds Trust (“Registrant”) that was filed on Schedule 14A (the “Proxy Statement”) with the Securities and Exchange Commission (“SEC”) on September 14, 2012 (accession number: 0001144204-12-051427). Your comments and the Registrant’s responses are set forth below. Defined terms used below have the same meanings as in the Registrant’s Proxy Statement.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Proxy Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

General Comments

1.	Please confirm supplementally whether the Transaction will result in an assignment of the Current Agreements and the Registrant will rely on Rule 15a-4 under the Investment Company Act of 1940.

Section 2(a)(4) of the Investment Company Act defines an “assignment,” in relevant part, as “any direct or indirect transfer or hypothecation of a contract.” The Transaction would result in an assignment because it would involve the transfer of the Trust’s Current Agreements from SFA to OFI SteelPath. The Registrant will not rely on the temporary exemption from the shareholder approval requirements provided by Rule 15a-4 under the Investment Company Act. The Registrant is seeking shareholder approval of the New Agreement, which would become effective upon the assignment.

Kimberly A. Browning, Esq.

Division of Investment Management

United States Securities and Exchange Commission

September 28, 2012

2.	Please confirm that there are no federal or state law prohibitions that would prevent the Registrant from holding two separate shareholder meetings. If there are none, please disclose in the Proxy Statement the rationale for holding two Meetings.

The Registrant confirms that the Registrant has been advised by counsel that there are no federal or state law prohibitions preventing the Registrant from holding separate meetings for shareholders of the Funds to consider (1) routine matters that can be voted by brokers without instructions from the beneficial owners of Fund shares, and (2) non-routine matters that can be voted by brokers only with instructions from the beneficial owners of fund shares. This practice also does not appear to be prohibited by New York Stock Exchange (“NYSE”) Rule 452. The Registrant notes that other investment companies have held separate meetings to consider routine and non-routine matters. See, e.g., Chartwell Dividend and Income Fund, Inc., Proxy Statement dated January 4, 2011; Cullen Funds Trust, Proxy Statement dated June 30, 2010; Janus Investment Fund, Proxy Statement dated March 26, 2010; The Chile Fund, Inc., The First Israel Fund, Inc., The Indonesia Fund, Inc., The Latin America Equity Fund, Inc., The Emerging Markets Telecommunications Fund, Inc., Joint Proxy Statement dated April 7, 2009; and Mellon Institutional Funds Investment Trust, Proxy Statement dated October 3, 2008.

The Registrant has included disclosure in the Proxy Statement discussing the rationale for holding two Meetings.

3.	Please consider whether the Asset Purchase Agreement (“APA”) is a material agreement that should be filed with the SEC either as an exhibit to the Proxy Statement or supplementally for consideration by the SEC staff. Please confirm that any agreement relevant to a shareholder’s consideration of the Proposals has been filed as an exhibit to the Proxy Statement.

The APA is a confidential agreement that documents a transaction between two private companies. The Registrant is not a party to the APA, and the Registrant believes that the APA is not material either to a shareholder’s consideration of the proposals included in the Proxy Statement or the SEC staff’s review of the Proxy Statement. Moreover, the Registrant is not aware of any federal securities law requirement that would otherwise necessitate the filing of the APA with the SEC. The Registrant notes, in this regard, that the Transaction does not involve a merger or reorganization of the Funds, in which case the Funds would be required to file a plan of reorganization as an exhibit to the Proxy Statement. The Registrant has filed as an exhibit to the Proxy Statement the form of the New Agreement that is discussed in Proposal 4.

Kimberly A. Browning, Esq.

Division of Investment Management

United States Securities and Exchange Commission

September 28, 2012

4.	It is disclosed in the Proxy Statement that the Transaction is expected to close in the fourth quarter of 2012. To the extent possible, please revise the current disclosure to state a more definitive closing date.

The Registrant has revised the Proxy Statement disclosure to clarify that the Transaction is expected to close in late November or December 2012.

5.	Please provide an additional explanation of the Transaction and disclose the purchase price that will be paid to SFA and SCM.

The Registrant has provided additional disclosure stating that “after the Closing, OFI is expected to undertake an internal restructuring that will include a transfer of SFA and SCM’s asset from OFI to a wholly-owned affiliate ….” [Emphasis added]. The Registrant also has added disclosure stating that “OFI SteelPath will be the successor to SFA and SCM.” However, the Registrant has not provided disclosure regarding the purchase price. The parties to the Transaction are private companies. Public disclosure of the purchase price is not required, and Registrant does not believe that it is material to the Proxy Statement Proposals that shareholders are being asked to consider.

6.	Please disclose any possible downside of the proposed Transaction to Fund shareholders.

The Registrant has added disclosure stating that it is possible that Fund assets will not grow and the Funds will not achieve economies of scale. The Registrant also has added disclosure indicating that the Funds’ portfolio managers and other employees will provide uninterrupted management of the Funds for so long as they choose to remain employees of OFI SteelPath. In the event that they choose not to remain employed by OFI SteelPath, OFI SteelPath will identify appropriate replacements.

7.	Please disclose that the Board has approved a new Distribution Agreement and Rule 12b-1 Plans for the Funds and any relevant factors considered by the Board in connection with the foregoing approvals.

The Registrant has added disclosure stating that “OppenheimerFunds Distributor, Inc. (“ODI”) will replace UMB Distribution Services, LLC, as the Funds’ principal underwriter, pursuant to a Distribution Agreement that also was approved by the Board on August 24, 2012, together with new Rule 12b-1 plans for the Funds’ Class A and Class C shares.” The Registrant has not included a discussion of the relevant factors considered by the Board because this disclosure is not required in a proxy statement that does not seek shareholder approval of the Distribution Agreement or Rule 12b-1 plans.

8.	To the extent that a rule, regulation or SEC staff position is referred to in the Proxy Statement, please clarify the particular rule, regulation or SEC staff position that is being referred to.

The Registrant has made the requested changes.

Kimberly A. Browning, Esq.

Division of Investment Management

United States Securities and Exchange Commission

September 28, 2012

Shareholder Letter

9.	Please disclose in the shareholder letter any changes in the Funds’ advisory fee rates.

The Registrant has included the requested disclosure.

10.	Please disclose in the shareholder letter and, as relevant throughout the Proxy Statement, that the Funds’ Board determined that the proposed Transaction is in the best interests of the Funds and their shareholders.

The Registrant has included the requested disclosure.

Procedural Information Related to this Proxy Solicitation

11.	The last two sentences of the section titled “Voting, Quorum Requirement and Adjournments” state “[i]n certain circumstances in which a Fund has received sufficient votes to approve a Proposal, the Fund may request that brokers, in their discretion, withhold submission of broker non-votes in order to avoid the need for solicitation of additional votes in favor of the Proposal. A Fund may also request that selected brokers, in their discretion, submit broker non-votes, if doing so is necessary to obtain a quorum.” Please discuss supplementally whether this disclosure complies with NYSE Rule 452.

NYSE Rule 452 states, in relevant part, that, to the extent a broker-dealer has not received instructions from a beneficial owner of securities, the broker-dealer “may give or authorize the giving of a proxy” to vote securities provided that “such action is adequately disclosed to stockholders and does not include authorization for a merger, consolidation or any other matter which may affect substantially the rights or privileges of such stock.” [Emphasis added] The language of Rule 452 is permissive. Where a broker-dealer has not received instructions from a beneficial owner, the broker-dealer may attend a shareholder meeting and vote a security or choose not to attend a shareholder meeting or vote. There is nothing in Rule 452 that would prevent a Fund from contacting a broker-dealer to request that the broker-dealer withhold or submit broker non-votes. However, the Registrant has deleted the above-referenced disclosure.

Kimberly A. Browning, Esq.

Division of Investment Management

United States Securities and Exchange Commission

September 28, 2012

Question and Answer Section

12.	In the answer to the question “Why am I being asked to vote on a new investment advisory agreement for my Fund?” it is stated that “[u]nder the New Agreement, OFI SteelPath will provide the same investment advisory services to each Fund on substantially the same terms as SFA has provided services under the Current Agreement.” Please revise the disclosure to explain what is meant by “on substantially the same terms.” Please clarify or revise the disclosure in each instance where there is similar language.

The Registrant has revised the disclosure to state that “OFI SteelPath will provide the same investment advisory services to each Fund on similar terms as SFA provided services under the Current Agreement.” The differences between the Current Agreement and the New Agreement are explained in the disclosure under “The New Agreement”.

13.	In the answer to the question “Why am I being asked to vote on a new investment advisory agreement for my Fund?” it is stated that “. . . the Current Agreements have been consolidated into one New Agreement and have been standardized to the format of the investment advisory agreements between OFI and other funds managed by OFI.” Please clarify as to what is meant by the term “standardized.”

The Registrant has revised the disclosure to delete the term “standardized.” As revised, the sentence states “. . . the Current Agreements have been consolidated into one New Agreement that is in the same format as the investment advisory agreements between OFI and other funds managed by OFI.”

Proposal 1: Approval of the New Investment Advisory Agreement

14.	Under “Board Considerations Regarding the Transaction and the New Agreement” – “Conclusions,” it is stated that “[b]ased on, but not limited to, the above considerations and determinations, the Board determined that the New Agreement was fair and reasonable . . . .” Please delete the phrase “but not limited to” in the above sentence.

As required by Schedule 14A, Item 22(b)(11), the Registrant has discussed the material factors and the conclusions with respect thereto that form the basis for the Board’s recommendation that shareholders approve the New Agreement. However, the Proxy Statement does not, and is not required to, include a discussion of every factor considered by the Board in reaching its conclusions, and it is not practicable to list each such consideration. Accordingly, the Registrant respectfully declines the comment.

15.	Under “Description of the Current and New Agreements,” it is disclosed that “the Funds’ operating expenses are not expected to increase materially as a result of the Transaction or entering into the New Agreement.” Please provide the basis for this disclosure and clarify that expenses could rise as a result of the Transaction.

The Registrant has revised the disclosure to clarify that “based on OFI and SFA’s projections, the Funds’ operating expenses (as a percentage of assets under management) are not expected to increase as a result of the Transaction or entering into the New Agreement. However, the Funds’ expenses could increase in response to market volatility, regulatory changes or other unanticipated occurrences.”

Kimberly A. Browning, Esq.

Division of Investment Management

United States Securities and Exchange Commission

September 28, 2012

16.	The new advisory fee breakpoints are provided for each Fund under “Description of the Current and New Agreements”. Please disclose whether shareholders will receive any benefits from the proposed breakpoints at current asset levels.

The Registrant has revised the disclosure to clarify that, at current asset levels, the breakpoints would have no impact on the Funds’ effective annual advisory fee rates.

17.	Please confirm that the differences between the Current and New Agreements discussed under “Description of the Current and New Agreements” are non-material.

The Registrant confirms that, as required by Schedule 14A, Item 22(c)(8), the Proxy Statement discusses any material differences between the Current and New Agreements.

18.	Please disclose whether OFI SteelPath will be entitled to recoup amounts waived or reimbursed by SFA under the Funds’ current expense limitation agreement.

The Registrant has included disclosure which states that OFI SteelPath will be entitled to recoup amounts waived or reimbursed by SFA under the Funds’ current expense limitation agreement, subject to the same limitations that currently apply to SFA.

19.	Please disclose whether the Board determined that the Transaction would impose an unfair burden on any Fund.

Section 15(f) does not require that the Board determine that the Transaction would not impose an unfair burden on any Funds. Accordingly, the Board did not make that specific determination. However, as noted below, the Registrant has revised the existing disclosure to state that the “Board considered that, in the APA, OFI agreed that for two years after the consummation of the Transaction it will use reasonable best efforts to refrain from imposing, or agreeing to impose, any unfair burden on any Fund.”

Kimberly A. Browning, Esq.

Division of Investment Management

United States Securities and Exchange Commission

September 28, 2012

20.	Under “Section 15(f) of the Investment Company Act,” it is disclosed that “. . . OFI has agreed that, for two years after the consummation of the Transaction, it will use reasonable best efforts to refrain from imposing, or agreeing to impose, any unfair burden on any Fund.” Please disclose the source of the “reasonable best efforts” standard and the Board’s consideration of this representation.

Section 15(f) of the Investment Company Act is a non-exclusive safe harbor that permits SFA to receive compensation for the sale of its business, provided that no “unfair burden” will be imposed upon the Funds as a result of the sale, and, for a period of two years, at least 75% of the members of the Board will be Independent Trustees. The Investment Company Act defines an “unfair burden” as any arrangement, during the two-year period after a transaction, whereby an investment adviser, or any interested person of the adviser, receives or is entitled to receive compensation from an investment company.

The “reasonable best efforts” language is a common provision in contracts for the sale of an investment adviser’s business, and is included in the APA. After the Transaction closes, as the Funds’ investment adviser, OFI SteelPath will be able to provide input, but will not be able to direct, the actions of the Trust’s Board. Therefore, it would not be possible for OFI to represent that it will refrain from imposing or agreeing to impose any unfair burden on any Fund, without the qualification afforded by the “reasonable best efforts” language. Finally, we note that Section 15(f) is designed to provide safe harbor protections to a seller – in this case, SFA – and not to any Fund. As noted above, the Registrant has revised the existing disclosure to state that the “Board considered that, in the APA, OFI agreed that for two years after the consummation of the Transaction it will use reasonable best efforts to refrain from imposing, or agreeing to impose, any unfair burden on any Fund.”

Proposal 2: Fundamental Investment Policies

21.	Under “Fundamental Investment Policies,” it is disclosed that “[t]he Investment Company Act does not require a fund to have a fundamental 80% investment policy to invest in securities suggested by a Fund’s name . . . .” Please revise this disclosure to reflect that Rule 35d-1 under the Investment Company Act does not require the Funds’ 90% policy to be fundamental. In this regard, the SEC staff notes that Rule 35d-1 requires certain funds (i.e., tax-exempt funds) to have a fundamental 80% investment policy.

The Registrant has revised the applicable disclosure.

22.	Please include the Funds’ current investment policies in close proximity to the proposed new investment policies and confirm that all material differences between the current and proposed investment policies are discussed without using open-ended terms.

The Registrant has included the Funds’ current investment policies in close proximity to the proposed new investment policies. The Registrant confirms that all material differences between the current and proposed investment policies have been disclosed.

Kimberly A. Browning, Esq.

Division of Investment Management

United States Securities and Exchange Commission

September 28, 2012

23.	In Proposal 2a, please clarify that the Initial Funds’ 90% investment policies apply to each Fund’s net assets (plus any borrowings for investment purposes).

The Registrant has revised the applicable disclosure.

24.	In Proposal 2c, please revise the disclosure explaining the proposed new concentration policy to clarify that, under relevant SEC staff interpretations, the investment of 25% or more of a Fund’s total assets in issuers conducting their principal activities in the same industry constitutes concentration. Please include in the Proxy Statement a footnote to the proposed concentration policy disclosing this interpretation.

The existing disclosure complies with the SEC staff interpretation of concentration as set forth in Instruction 4 to Item 9(b)(1) of Form N-1A, which requires disclosure of “any policy to concentrate in securities of issuers in a particular industry or group of industries (i.e., investing more than 25% of a Fund’s net assets in a particular industry or group of industries).” [Emphasis added] The Registrant has also revised the disclosure to include the requested footnote.

25.	In Proposal 2e, please disclose the risks associated with these activities. Please include comparable risk disclosure in the explanations of other investment policy changes, as appropriate.

The Registrant has added the relevant risk disclosure regarding investments in borrowing, debt securities and repurchase agreements. The Registrant notes that the discussion of each of the other sub-Proposals currently includes the relevant risk disclosure.

Proposal 3: Agreement and Declaration of Trust

26.	Please revise the heading “Comparison of Significant Differences” to state “Comparison of Material Differences.”

The Registrant has made the requested change.

27.	Please confirm that all material differences between the Current and Proposed Declarations of Trust have been disclosed.

The Registrant confirms that all material differences between the Current and Proposed Declarations of Trust are disclosed in the discussion of Proposal 3.

Kimberly A. Browning, Esq.

Division of Investment Management

United States Securities and Exchange Commission

September 28, 2012

28.	Under “Suspension of Redemption,” please clarify the meaning of the statement “to the extent permissible by applicable law.”

The Registrant has added disclosure discussing the circumstances under which a mutual fund may suspend redemptions pursuant to Section 22(e) of the Investment Company Act or other exemptive relief granted by the SEC.

29.	The disclosure under “Fiduciary Duties” states that the “Proposed Declaration of Trust provides that, except as required by federal law, neither the Trustees nor any officer of the Trust shall owe any fiduciary duty to the Trust or any Fund or class or any Shareholder.” Please explain why the Proposed Declaration of Trust does not include an exception for state law requirements.

The Registrant confirms supplementally that the Proposed Declaration of Trust does not include an exception for state law requirements under the section entitled “Fiduciary Duties” for two reasons. First, Delaware law does not require such an exception in any provision of a declaration of trust defining the fiduciary duties of trustees. More specifically, Delaware law provides that a statutory trust is free to define the range of fiduciary duties of trustees to the trust or to shareholders pursuant to its agreement and declaration of trust. Secondly, if a declaration of trust does not define fiduciary duties itself, the Delaware common law would govern and such law is more appropriate for a common law trust (such as an estate planning trust) than a statutory business trust for a mutual fund (which is designed to be exposed to market and other business risks not otherwise appropriate for a common law trust). Since no state law exception is required by Delaware law and the Trust is free to define fiduciary duties under its Declaration of Trust, and since it would be inappropriate to apply standards of common law trusts to a statutory business trust that operates as a mutual fund, the Proposed Declaration of Trust clarifies the duties of the Trustees to state that such fiduciary duties are limited to the extent required by federal law. The fiduciary duties imposed on mutual fund trustees by federal law under the Investment Company Act is deemed to be the appropriate standard.

30.	The disclosure under “Inspection of Books and Records” states that the “Proposed Declaration of Trust provides that Shareholders have no right to inspect any account, book or document of the Trust that is not publicly available, except as conferred by the Trustees.” Please explain the authority for this provision supplementally.

Neither the federal securities laws nor Delaware law prohibits an investment company from limiting shareholders’ rights to inspect the fund’s books and records. As a matter of policy, it is in the shareholders’ interest for a mutual fund to limit a shareholder’s right to inspect a fund’s books and records. This limitation maintains the privacy and confidentiality of shareholder information and the fund’s proprietary trading and operational documentation.

Kimberly A. Browning, Esq.

Division of Investment Management

United States Securities and Exchange Commission

September 28, 2012

Proposal 4: Election of Trustees

31.	It is disclosed that “. . . it is expected that the Retiring Trustees will enter into an independent paid advisory or consulting relationship with SFA effective upon the Closing, pursuant to which each of the Retiring Trustees will serve in an advisory or consulting capacity to SFA (and to OFA SteelPath as SFA’s successor) for a two-year period following the Closing.” Please disclose that the Retiring Trustees would be paid by SFA, and not by the Funds. In addition, please confirm supplementally that counsel to the Funds believes that the proposed advisory or consulting relationship is not inappropriate.

The Registrant has added disclosure which states that compensation to the Retiring Trustees for their advisory or consulting services will be paid by SFA and OFI SteelPath, not the Funds. Counsel to the independent Trustees confirms that the proposed advisory or consulting relationship is not inappropriate.

32.	Please include the disclosure required by Schedule 14A, Item 22(b)(15)(ii)(A) regarding whether, and if so how, the Board considers diversity in identifying Trustee nominees. If the Board has a policy with regard to the consideration for diversity in identifying Trustee nominees, describe how the policy is implemented and the effectiveness of the policy is assessed.

The Registrant has added the applicable disclosure.

*          *          *          *

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy K. Ingber

Kathy K. Ingber

cc:	James McCain
SteelPath Fund Advisors, LLC

Robert J. Zutz
K&L Gates LLP